As filed with the U.S. Securities and Exchange Commission on October 8, 2024

1933 Act File No. 333-276455

1940 Act File No. 811-23758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 5

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 11

EAGLE POINT INSTITUTIONAL INCOME FUND

(Exact name of Registrant as specified in charter)

600 Steamboat Road, Suite 202
Greenwich, CT 06830

(Address of Principal Executive Offices)

(203) 340-8500

(Registrant’s telephone number, including Area Code)

Thomas P. Majewski
600 Steamboat Road, Suite 202
Greenwich, CT 06830
(Name and address of agent for service)

Copies of Communications to:

Thomas J. Friedmann, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110 (617) 728-7120	Philip T. Hinkle, Esq. Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3300

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-276455

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-276455 and 811-23758) (the “Registration Statement”) of Eagle Point Institutional Income Fund (the “Registrant”) is being filed solely for the purpose of amending the list of exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part A:   The unaudited consolidated financial highlights of the Registrant contained in the Fund’s semi-annual report for the period ended June 30, 2024 are incorporated by reference in Part A of this registration statement in the section entitled “Consolidated Financial Highlights.”  The audited consolidated financial highlights of the Registrant contained in the Fund’s annual report for the period ended December 31, 2023 are incorporated by reference in Part A of this registration statement in the section entitled “Consolidated Financial Highlights.”

Part B:    The Registrant’s audited Consolidated Financial Statements and the notes thereto in the Fund’s annual report to Shareholders for the fiscal period ended December 31, 2023 and the Registrant’s unaudited Consolidated Financial Statements and notes thereto in the Fund’s semi-annual report to Shareholders for the period ended June 30, 2024 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference in Part B of this registration statement.

Exhibits

(a)(1)	Certificate of Trust dated October 22, 2021 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed December 1, 2021).

(a)(2)	Amendment to Certificate of Trust dated October 22, 2021 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed December 1, 2021).

(a)(3)	Initial Declaration of Trust dated October 22, 2021 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed December 1, 2021).

(a)(4)	Amended and Restated Declaration of Trust dated January 25, 2022 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(a)(5)	Form of Supplement to the Amended and Restated Declaration of Trust dated [ , 2024] (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on March 7, 2024).

(b)(1)	By-laws dated January 25, 2022 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(b)(2)	Amended and Restated By-laws dated February 13, 2024 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on March 7, 2024).

(c)	Not applicable.

(d)	Provisions of the instruments defining the rights of holders of securities are incorporated by reference to Exhibit (a)(4), Exhibit (a)(5) and Exhibit (b)(2) to the Registrant’s Registration Statement.

(e)	Not applicable.

(f)	Not applicable.

(g)	Form of Investment Advisory Agreement between the Registrant and Eagle Point Credit Management LLC (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(h)(1)	Form of Underwriting Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on March 7, 2024).

(i)	Not applicable.

(j)(1)	Custody Agreement with UMB Bank, N.A. (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(j)(2)	Foreign Custody Manager Agreement with UMB Bank, N.A. (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(1)	Form of Transfer Agent Agreement with UMB Fund Services (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(2)	Form of Transfer Agent Agreement with Equiniti Trust Company, LLC (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on March 7, 2024).

(k)(3)	Administration Agreement with Eagle Point Administration LLC (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(4)	Form of Sub-Administration Agreement with UMB Fund Services (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(5)	Form of Expense Limitation and Reimbursement Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(6)	Form of Offering and Organizational Expense Support and Reimbursement Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(7)	Form of Trademark License Agreement with Eagle Point Credit Management LLC (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(k)(8)	Form of Indemnification Agreement for Trustees and Officers (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(l)	Opinion and Consent of Counsel.*

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.*

(o)	Not applicable.

(p)	Form of Investor Application (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(r)(2)	Code of Ethics of Eagle Point Credit Management LLC (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-261444, filed March 2, 2022).

(s)(1)	Powers of Attorney (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on January 10, 2024).

(s)(2)	Filing Fee Table (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-276455, filed on March 7, 2024).

* Previously filed.

Item 26. Marketing Arrangements

The information contained under the heading “UNDERWRITING” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

All figures are estimates:

SEC registration fee	$4,428
FINRA filing fee	$5,000
NYSE listing fee	$20,000
Rating Agency fee	$58,492
Printing and postage	$30,000
Legal fees and expenses	$270,000
Accounting fees and expenses	$90,000
Miscellaneous	$22,080
Total	$500,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of September 30, 2024 of the securities of the Fund.

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	1,102
Preferred Shares	0

Item 30. Indemnification

Sections 7 and 8 of the Amended and Restated Declaration of Trust of Eagle Point Institutional Income Fund, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(4).

The Investment Advisory Agreement provides that the Adviser will not be liable for or any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Investment Advisory Agreement. The Investment Advisory Agreement is incorporated by reference as Exhibit (g) to this Registration Statement.

The Administration Agreement provides that the Administrator will not be liable to the Fund or its shareholders for any act or omission by the Administrator, except for a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations in the performance of the Administrator’s duties or by reason of the reckless disregard of the Administrator’s duties and obligations under the Administration Agreement. The Administration Agreement is incorporated by reference as Exhibit (k)(3) to this Registration Statement.

The Registrant anticipates that it will indemnify the underwriters against certain liabilities pursuant to the terms of the Underwriting Agreement.

The Registrant has entered into indemnification agreements with its officers and trustees. The indemnification agreements are intended to provide the Registrant’s officers and trustees the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the trustee who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Eagle Point Institutional Income Fund, 600 Steamboat Road, Suite 202, Greenwich, CT 06830;
(2)	the Transfer Agent for shares of beneficial interest of the Registrant, UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212;
(3)	the Transfer Agent for Series A Term Preferred Shares of the Registrant, Equiniti Trust Company, LLC, 55 Challenger Road, Ridgefield Park, NJ 07660;
(4)	the Custodian, UMB Bank, N.A., 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106; and
(5)	the Adviser, Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	Registrant undertakes that:

a.	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 5 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 8th day of October, 2024.

Eagle Point Institutional Income Fund

By:	/s/ Thomas P. Majewski
Thomas P. Majewski
Chief Executive Officer and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to its Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Thomas P. Majewski	Chair of the Board of Trustees, Chief Executive Officer, and Principal Executive Officer	October 8, 2024
Thomas P. Majewski

/s/ Kenneth P. Onorio	Chief Financial Officer, Principal Accounting Officer and Chief Operating Officer	October 8, 2024
Kenneth P. Onorio

/s/ *	Trustee	October 8, 2024
James R. Matthews

/s/ *	Trustee	October 8, 2024
Scott W. Appleby

/s/ *	Trustee	October 8, 2024
Kevin F. McDonald

/s/ *	Trustee	October 8, 2024
Paul E. Tramontano

/s/ *	Trustee	October 8, 2024
Jeffrey L. Weiss

* By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Attorney-in-Fact (Pursuant to Powers of Attorney previously filed)